Exhibit (g)(3)

EXPENSE LIMITATION AGREEMENT

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

1290 Avenue of the Americas

New York, New York 10104

April 25, 2023

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, New York 10104

Dear Ladies and Gentlemen:

Neuberger Berman Investment Advisers LLC (the “Adviser”) hereby agrees, until July 31, 2024 (the “Limitation Period”), that so long as the Adviser, or an affiliate under common control with the Adviser, continues to serve as investment adviser to NB Crossroads Private Markets Access Fund LLC (the “Fund”), the Adviser will waive and/or reimburse certain annual operating expenses (excluding the expenses listed below) of the Fund so they are limited to 0.30% (30bps) per annum of the Fund’s average monthly net assets of each class of the Fund’s shares of limited liability company interests (“Shares”) (the “Expense Limitation”). Capitalized terms not defined herein shall have the meaning used in the Fund’s prospectus.

Expenses that are not subject to the Expense Limitation include: (i) the Advisory Fee; (ii) the Incentive Fee; (iii) any Distribution and Servicing Fee; (iv) interest; (v) taxes; (vi) brokerage commissions; (vii) acquired fund fees and expenses; (viii) dividend and interest expenses relating to short sales; and (ix) extraordinary expenses (expenses resulting from events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence).

With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived under this Expense Limitation Agreement (the “Agreement”) or any expenses the Adviser reimburses in excess of the Expense Limitation for such class of Shares, provided the repayments do not cause the annual operating expenses for that class of Shares to exceed the Expense Limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the Expense Limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended (the “1940 Act”), or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Managers of the Fund, including a majority of the Managers who are not “interested persons” of the Fund as that term is defined in the 1940 Act. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis.

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto. If any one or more of the covenants, agreements, provisions or texts of this Agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

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If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC
By:	/s/ Peter von Lehe
Name:	Peter von Lehe
Title:	President

NEUBERGER BERMAN INVESTMENT ADVISERS LLC
By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Managing Director
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